September 1, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (215) 575-7200

Robert H. King
President and Chief Executive Officer
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, NJ 08054

> **Re: Sterling Banks, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed August 11, 2006**
> **File No. 333-133649**

Dear Mr. King:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 10

Introduction, page 10

1.   You disclose the assets of Sterling Bank as of June 30, 2006. Please provide corresponding information about Farnsworth.

The Merger, page 14

2.   Expand the discussion of what Farnsworth shareholders will receive in the merger to
        include the limits on the stock and cash consideration amounts and how these will be
        allocated if either is oversubscribed. You may provide a brief statement and a cross
        reference to the full discussion and risk factor disclosure.

3.   Here or on the cover page provide stock price information for Sterling Bank and
        Farnsworth as of the date of the joint proxy statement and the day proper to
        announcement of the merger.

4.   Briefly discuss that the stock portion of the consideration is subject to market price
        fluctuations and decline between the date of the joint proxy statement and the date the
        merger is completed and that Farnsworth shareholders will not know at the time they vote
        the exact value of the stock consideration they will receive.

Unaudited Comparative Per Share Data, page 19

1. On page 19 you indicate that the pro forma information does not give effect to the 5%
    stock dividend announced on July 28, 2006. Please revise to retroactively adjust the
    change in the number of shares as required by paragraph 54 of SFAS 128, or provide the
    specific guidance that you relied on in determining not to give effect to the 5% stock
    dividend announced on July 28, 2006.

Selected Historical Financial Data for Sterling Bank, page 20

2. On page 20 you indicate that the selected financial data does not give effect to the 5%
    stock dividend announced on July 28, 2006. Please revise to retroactively adjust the
    change in the number of shares as required by paragraph 54 of SFAS 128, or provide the
    specific guidance that you relied on in determining not to give effect to the 5% stock
    dividend announced on July 28, 2006.

Selected Historical Financial Data for Farnsworth, page 21

3. Please revise the amount of the provision for loan losses for the six months ended March
    31, 2006, in order for it to reconcile to the Consolidated Statement of Operations on page
    F-76.

4. Please include the Book Value Per Share Information for the respective periods as
    intended.

5.   Please revise the Provision for loan losses contained in the Allowance for Loan Losses rollforward to reconcile with the Provision for loan losses provided in the Income Statement Data.

Background of the Merger, page 71

6.   Expand to clarify how the price and other material terms were negotiated.

Opinion of Farnsworth's Financial Advisor, page 73

Opinion of Sterling Bank's Financial Advisor, page 77

7.   Provide us with all documents prepared by each advisor and provided to the board, or their representatives. In addition, provide all transcripts, summaries and video presentation materials.

8.   We note that Raymond James reviewed internal financial information and forecasts of Sterling Bank and that Janney Montgomery Scott reviewed internal financial projections of Farnsworth. Please disclose all material non-public information provided to or made available to Raymond James by Sterling and to Janney Montgomery Scott by Farnsworth.

Unaudited Pro Forma Combined Financial Information, page 98

Unaudited Pro Forma Condensed Combined Balance Sheet, page 99

5.   We reviewed the description of the Merger Consideration on page 78, and were unable to reconcile the cash consideration paid to 50% of the Farnsworth shareholders to the pro forma adjustment to recognize the cash consideration paid to complete the acquisition. Please revise to include the detailed amounts paid as cash consideration paid to complete the acquisition.

6.   We note you assumed that the fair market value of Farnsworth's loan and deposit portfolios are equal to book value. Please tell us how you concluded the fair market value of the loan portfolio was equal to its book value considering 78% of the loan portfolio due after September 30, 2006 is fixed rate loans.

7.   Please revise to include a schedule showing the calculation of the purchase price, including the amount of goodwill and intangible assets recognized.

8.   Please tell us and revise to describe how you determined the amount of the pro forma adjustments to common stock and additional paid-in capital to represent the shares of Sterling Bank common stock issued in the Merger based on the exchange ratio of 2.250 to 1.

Unaudited Pro Forma Condensed Combined Statement of Income For the Year Ended December 31, 2005, page 101

9. Please tell us and revise to describe how you determined the amount of the pro forma adjustment to reduce interest income for federal funds used to fund the acquisition at a pre-tax yield of 3.15%.

10. We noted the Payments and Consulting Agreements with Farnsworth's President and Chief Financial Officer described on page 77, and were unable to reconcile the amounts payable each month to the pro forma adjustment to recognize the consulting expense for the year. Please revise to include the detail of the additional $213,000 in compensation and benefits related to certain consulting contracts entered into as a result of the Merger Agreement.

Unaudited Pro Forma Condensed Combined Statement of Income For the Year Three Months Ended March 31, 2006, page 103

11. Please tell us and revise to describe how you determined the amount of the pro forma adjustment to reduce interest income for federal funds used to fund the acquisition at a pre-tax yield of 4.5%.

12. Please tell us how you determined the amount of the pro forma adjustment to record additional depreciation expense due to fair value adjustment for premises and equipment with an average life of twenty years.

13. Please tell us and revise to indicate why there is no adjustment to Compensation and benefits related to certain consulting contracts entered into as a result of the Merger Agreement.

Financial Statements

14. Please revise to update your financial statements as required by Rule 3-12 of Regulation S-X.

Sterling Bank Financial Statements – December 31, 2005

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-8

Loans, page F-8

15. We note in your response to comment nineteen of our letter dated May 26, 2006, that you revised and expanded your disclosure related to miscellaneous fees associated with your

mortgage origination program. We were unable to find the revised and expanded disclosure and as a result are reissuing the comment. Please revise to disclose the nature of these fees and explain why they are not included in the adjustment of loan yield. Refer to paragraphs 5 – 17 of SFAS 91.

Loans Held for Sale, page F-12

16. We note your response to comment twenty of our letter dated May 26, 2006 and the added description of your contract with SLM. Please tell us and revise to describe how you determined the transfer of loans to SLM met the sales criteria of paragraph 9 of SFAS 140.

Farnsworth Financial Statements – September 30, 2005

Consolidated Statement of Cash Flows for the Years Ended September 30, 2005 and 2004

17. In Note 1 Farnsworth states loans sold were one-to-four family residential mortgages originated and intended for sale in the secondary market. Please tell us the amount of cash receipts and cash payments related to loans held for sale. If material, please restate to present cash receipts and cash payments related to loans held for sale as an operating activity on the Consolidated Statement of Cash Flows. Refer to paragraph 9 of SFAS 102.

Note 5 – Servicing, page F-56

18. We note Farnsworth services mortgage and other loans for others which have an unpaid principal balance of $12,077,944 and $8,490,794 at September 30, 2005 and 2004, respectively. Please tell us how you considered paragraph 13 of SFAS 140 and if you recognized a servicing asset or servicing liability for the servicing contracts.

Appendix H – Fairness Opinion of Raymond James & Associates

9. The statement that the opinion "is solely for the information of the Board…" should be amended to eliminate "solely" or otherwise clarify that shareholders are entitled to rely on the opinion.

10. The opinion states that it "is not to be quoted or referred to…." Clarify that Raymond James consents to include the opinion and references to it in the registration statement, prospectus and proxy statement.

Appendix I – Fairness Opinion of Janney Montgomery Scott, LLC

11.   The opinion states that it "is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or any other document…." Clarify that Janney Montgomery Scott consents to include the opinion and references to it in this registration statement, prospectus and proxy statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matt Komar at 202-551-3781 or Don Walker at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Graham R. Laub
       Dilworth Paxson LLP
       1735 Market Street
       3200 Mellon Bank Center
       Philadelphia, PA 19103